================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                              __________________

                                   FORM 11-K

(Mark one)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2000

                                       OR

[_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934 for the transition period from _____________ to ______________.

Commission file number 0-21918


A. Full title of the plan and the address of the plan, if different from that of the issued named below:

               FLIR Systems, Inc. 401(k) Savings Plan and Trust
                            16505 S.W. 72/nd/ Avenue
                            Portland, Oregon 97224

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officers:

                            FLIR Systems, Inc.
                            16505 S.W. 72/nd/ Avenue
                            Portland, Oregon 97224

================================================================================

FLIR Systems, Inc.
401(k) Savings Plan and Trust

Financial Statements and Schedule
As of December 31, 2000 and 1999
Together with Report of Independent Public Accountants

FLIR Systems, Inc.
401(k) Savings Plan and Trust

Index to Financial Statements and Schedule
December 31, 2000 and 1999



Report of Independent Public Accountants


Financial Statements:

Statements of Net Assets Available for Plan Benefits - December 31, 2000 and
1999

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2000


Notes to Financial Statements and Schedule


Supplemental Schedule:

 Schedule I: Schedule H - Part IV - Line 4i - Schedule of Assets Held at End of
             Year - December 31, 2000

Report of Independent Public Accountants


To the Plan Administrator of
FLIR Systems, Inc. 401(k) Savings Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of FLIR Systems, Inc. 401(k) Savings Plan and Trust (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/  Arthur Andersen LLP

Portland, Oregon
June 8, 2001

FLIR Systems, Inc.
401(k) Savings Plan and Trust

Statements of Net Assets Available for Plan Benefits
December 31, 2000 and 1999

                                                                                     2000             1999
                                                                                 ------------     ------------
INVESTMENTS, at fair value:
 Shares in registered investment companies-
  Janus Aspen International Growth Portfolio                                     $  1,078,325     $          -
  PIMCO Total Return Fund                                                             752,362                -
  Putnam Investors Fund                                                             4,187,435                -
  Putnam Vista Fund                                                                   334,691                -
  Putnam Research Fund                                                              2,062,573                -
  Putnam OTC and Emerging Growth Fund                                               1,027,842                -
  Putnam Voyager II Fund                                                              196,200                -
  Putnam International Voyager Fund                                                   507,686                -
  Putnam S & P 500 Index Fund                                                       1,042,510                -
  Putnam Balanced Fund                                                              3,814,175                -
  Putnam Money Market Fund                                                          3,419,471                -
 FLIR Systems, Inc. Common Stock                                                    1,748,059        2,388,718
 Participant loans                                                                    543,794          355,722
 Shares in common/collective trusts-
  Smith Barney Corporate Trust Company:
    Value Equity Fund                                                                       -        2,754,084
    Total Return Balanced Fund                                                              -        1,693,809
    Capital Preservation Fund                                                               -        1,681,637
    Small Cap Core Equity Fund                                                              -          825,230
    International Value Equity Fund                                                         -          156,589
    Employee Benefit Deposit Account                                                        -              402
    Reserve Deposit Account                                                                 -          208,511
    Bond Index Fund                                                                         -           94,714
    Equity Index Fund                                                                       -          683,022
                                                                                 ------------     ------------
              Total investments                                                    20,715,123       10,842,438

RECEIVABLES:
 Participant contributions                                                            124,963          103,390
 Employer contributions                                                                62,686           46,985
 Accrued income                                                                             -            1,225
                                                                                 ------------     ------------
              Total receivables                                                       187,649          151,600
                                                                                 ------------     ------------
              Total assets                                                         20,902,772       10,994,038
                                                                                 ------------     ------------
NET ASSETS AVAILABLE FOR BENEFITS                                                $ 20,902,772     $ 10,994,038
                                                                                 ============     ============


The accompanying notes are an integral part of these statements.

FLIR Systems, Inc.
401(k) Savings Plan and Trust

Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2000


ADDITIONS:
 Participant contributions                                                                 $  1,780,663
 Rollover contributions                                                                         428,688
 Employer contributions                                                                         896,757
 Interest and dividend income                                                                    57,614
 Transfer-in from Inframetrics, Inc. 401(k) Profit Sharing Plan (Note 6)                     12,768,251
                                                                                           ------------
          Total additions                                                                    15,931,973

DEDUCTIONS:
 Benefits and withdrawals paid to participants                                               (2,288,946)
                                                                                           ------------
          Total deductions                                                                   (2,288,946)
                                                                                           ------------
          Net increase                                                                       13,643,027

NET REALIZED AND UNREALIZED DEPRECIATION IN FAIR VALUE OF INVESTMENTS                        (3,734,293)
                                                                                           ------------
          Net increase                                                                        9,908,734

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                                         10,994,038
                                                                                           ------------
NET ASSETS AVAILABLE FOR BENEFITS, end of year                                             $ 20,902,772
                                                                                           ============



The accompanying notes are an integral part of this statement.

FLIR Systems, Inc.
401(k) Savings Plan and Trust

Notes to Financial Statements and Schedule
December 31, 2000 and 1999


1.  Plan Description
    ----------------

The following description of the FLIR Systems, Inc. 401(k) Savings Plan and Trust (the Plan) is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

General

The Plan is a defined contribution plan established by FLIR Systems, Inc. (the Company) under the provisions of Section 401(a) of the Internal Revenue Code
(IRC), which includes a qualified cash or deferred arrangement as described in
Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Under the terms of the agreement between the Company and Putnam Fiduciary Trust Company (the Trustee or Putnam), all investments of the Plan are held in a trust by the Trustee. The Company changed trustees on June 1, 2000 from Smith Barney Corporate Trust Company to Putnam. Certain accounting and other administrative services for the Plan were performed by Bisys Qualified Plan Services, Inc. until June 1, 2000. The Plan is administered by a committee composed of management employees of the Company.

Eligibility

Employees are eligible to participate in the Plan if the employee is not covered by a collective bargaining agreement, is not a nonresident alien, and has attained the age of 18. Qualifying employees may begin to participate in the Plan at the first quarterly enrollment date after employment. Prior to June 1, 2000, employees were not eligible to participate until they had completed six months of service and had attained the age of 21.

Contributions

Eligible employees may contribute an amount up to 15 percent of compensation as defined by the Plan, limited by requirements of the IRC. The Company may, at the discretion of management, make a matching contribution to the Plan. In 2000 and 1999, the discretionary matching contributions were equal to 50 percent of the employees' contributions. Such contributions were $896,757 in 2000. The Company matching contributions to the Plan are allocated based on participant-elected allocation percentages. Prior to June 1, 2000, Company matching contributions were made in Company stock.

Vesting

Participants are fully vested in their contributions, transfers from other qualified plans and the earnings thereon. Vesting in the participant's share of Company matching contributions and the earnings thereon is based on years of continuous service, according to the following schedule:

                                               Percentage
                        Years of Service         Vested
                      --------------------     ----------
                          Less than 1                0%
                               2                    50%
                               3                    75%
                               4                   100%

Prior to June 1, 2000, participants vested 50 percent upon completion of three years of service, 75 percent upon four years of service and 100 percent upon five years of service.

Prior to completing four years of service, a participant becomes 100 percent vested in the participant's share of Company matching contributions and the earnings thereon upon reaching age 55, death, or total and permanent disability while employed.

Participant Loans

Participants may borrow the lesser of $50,000 or 50 percent of their vested account balance, subject to a $2,500 minimum and other certain restrictions. As these loans are repaid by the participant, the proceeds, including interest, are returned to the participant's account. Loans are repayable through payroll deductions over periods ranging up to five years. Prior to June 1, 2000, participants were allowed to repay loans over periods greater than five years if for the purchase of a primary residence. The interest rate on loans is the prime rate on the first business day of the month in which the participant requests the loan plus 1.5 percent. Interest rates on outstanding loans at December 31, 2000 ranged from 6.99 percent to 12.00 percent, with maturities through 2025.

Benefits

Upon termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a period not to exceed the beneficiary's assumed life expectancy. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Withdrawals

Except upon death, total disability, termination or retirement, withdrawal of participant balances requires approval of the Plan Administrator. Such approval is limited to cases of financial hardship, as allowed by the IRC.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions, the Company's matching contributions and an allocation of the Plan's net earnings and related administrative expenses. Allocation of earnings is based on the proportion of the participant's account balance to the total of all participants' account balances within each investment option.

Breaks in Service and Forfeited Accounts

A one-year break in service occurs in any plan year during which a participant does not have more than 1,000 hours of service. Prior to June 1, 2000, a one-year break in service occurred in any plan year during which a participant did not have more than 500 hours of service. Upon returning to the Company before five one year breaks in service, a participant's nonvested account balance will be restored, provided any vested amounts distributed are repayed to the Plan. Any forfeitures of nonvested portions of the Company's contribution account balance are reallocated to remaining participants. During 2000, forfeitures of approximately $156,000 were allocated to eligible participants.

Investment Options

Participants may direct their elective contributions, including Company matching contributions, and any related earnings, into 12 investment options offered by Putnam. Prior to June 1, 2000, plan participants could select from eight investment options, including the Company's common stock, through the Smith Barney Corporate Trust Company.

2.  Summary of Significant Accounting Policies
    ------------------------------------------

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Investment Valuation

The Plan's investments in shares of common/collective trusts and shares of registered investment companies are stated at fair value which is based on the quoted market price of the underlying investments. Investments in FLIR Stock Fund are stated at the quoted fair value of the Company's common stock. Participant loans are valued at cost.

The Plan assets are invested in various investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Income Recognition

Purchases and sales of securities are recorded on a settlement-date basis. Interest income is recognized as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Net Realized and Unrealized Depreciation in Fair Value of Investments

Net realized and unrealized depreciation consists of the net change in unrealized depreciation during the year on investments held at the end of the year and the realized gain and loss on investments sold during the year.

Brokerage fees are added to the acquisition cost of assets purchased and subtracted from the proceeds of assets sold.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses are allocated to participants and included in net realized and unrealized depreciation in fair value of investments on the statement of changes in net assets for plan benefits.

Prior to the transfer to Putnam, substantially all administrative expenses were paid by the Company.

Impact of Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). This statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 also requires that changes in the derivative instrument's fair value be recognized currently in results of operations unless specific hedge accounting criteria are met. The Plan adopted the provisions of SFAS 133 beginning January 1, 2001, as amended by SFAS 137 and SFAS 138. The Plan currently does not utilize derivative instruments and does not expect to utilize such instruments in the future; therefore, the plan administrator expects SFAS 133 will not have a material impact on the Plan's financial status.

3.  Investments
    -----------

Net realized and unrealized depreciation of investments is comprised of the following for the year ended December 31, 2000:

          Common/collective trusts                    $   (72,384)
          Shares in registered investment companies    (1,517,833)
          FLIR Systems, Inc. common stock              (2,144,076)
                                                      -----------
                                                      $(3,734,293)
                                                      ===========

4.  Tax Status
    ----------

The Internal Revenue Service has determined and informed the Company by a letter dated August 2, 1993, that the Plan is qualified and that the trust established under the Plan is tax-exempt, under the appropriate sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

5.  Plan Termination
    ----------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts. The Company may elect, at its discretion, to either make a complete distribution of the assets or to continue the trust created by the Plan and distribute benefits in such a manner as though the Plan has not been terminated.

6.  Transfer-in from Inframetrics, Inc. 401(k) Profit Sharing Plan
    --------------------------------------------------------------

The Company purchased Inframetrics Inc. in 1999. On June 1, 2000, the Plan merged with Inframetrics, Inc. 401(k) Profit Sharing Plan, and all plan assets from Inframetrics, Inc. 401(k) Profit Sharing Plan were transferred to the Plan.

7.  Related Party Transactions
    --------------------------

Certain Plan investments are shares in registered investment companies managed by Putnam. Putnam is the Trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.

8.  Subsequent Event
    ----------------

The following changes have been made to the plan document subsequent to December 31, 2000:

       Effective Date                       Provision
     ------------------  ----------------------------------------------------
       January 1, 2001    Forfeitures will be used to offset future employer
                           contributions.

       July 1, 2001       The vesting schedule will change whereby a participant
                           is 34 percent vested after one year of service, 67 percent after two years of service and 100 percent after three years of service.

                                                                      Schedule I
FLIR Systems, Inc.
401(k) Savings Plan and Trust

EIN 93-0886359
Plan No. 001

Schedule H - Part IV - Line 4I - Schedule of Assets Held at End of Year December 31, 2000
(Note 7)


                                                  Description of Investment, Including
      Identity of Issue, Borrower,                   Maturity Date, Rate of Interest,                    Current
         Lessor or Similar Party                     Collateral, Par or Maturity Value                    Value
-----------------------------------------  --------------------------------------------------------  ----------------
                                              Shares in registered investment companies:
 Janus Funds                                   Janus Aspen International Growth Portfolio               $ 1,078,325
 Pacific Investment Management Company         PIMCO Total Return Fund                                      752,362
*Putnam Fiduciary Trust Company                Putnam Investors Fund                                      4,187,435
*Putnam Fiduciary Trust Company                Putnam Vista Fund                                            334,691
*Putnam Fiduciary Trust Company                Putnam Research Fund                                       2,062,573
*Putnam Fiduciary Trust Company                Putnam OTC and Emerging Growth Fund                        1,027,842
*Putnam Fiduciary Trust Company                Putnam Voyager II Fund                                       196,200
*Putnam Fiduciary Trust Company                Putnam International Voyager Fund                            507,686
*Putnam Fiduciary Trust Company                Putnam S&P 500 Index Fund                                  1,042,510
*Putnam Fiduciary Trust Company                Putnam Balanced Fund                                       3,814,175
*Putnam Fiduciary Trust Company                Putnam Money Market Fund                                   3,419,471
                                              Common Stock:
*FLIR Systems, Inc.                            FLIR Systems, Inc. Common Stock                            1,748,059

                                              Participant loans:
*Participants                                   Interest rates ranging from 6.99% to 12.00%,
                                                 with maturities through 2025                               543,794
                                                                                                        -----------
                                                        Total Investments                               $20,715,123
                                                                                                        ===========


*Represents a party-in-interest transaction as of December 31, 2000.


The accompanying notes are an integral part of this schedule.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                 FLIR Systems, Inc. 401(k) Savings Plan and
                                   Trust

Date: June 27, 2001              FLIR Systems, Inc.
                                 (Plan Sponsor)

                                 By: /s/ Stephen M. Bailey
                                     -------------------------------------------
                                 Stephen M. Bailey
                                 Sr. Vice President, Finance and Chief Financial
                                   Officer (Principal Accounting and Financial
                                   Officer and Duly Authorized Officer)